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                                September 27, 2022

       Edward Martucci, Ph.D.
       Chief Executive Officer
       Akili, Inc.
       125 Broad Street, Fifth Floor
       Boston, MA 02110

                                                        Re: Akili, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed September 12,
2022
                                                            File No. 333-267031

       Dear Dr. Martucci:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 6, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed September 12, 2022

       Information Related to Offered Securities, page 15

   1. We note the table now included on pages 15-16 disclosing information relating to the shares of common stock
offered, including the purchase price each category of Selling
                                                        Securityholder paid for
its securities and the potential profit on a per share basis relating to such securities. Please
also include a final column in the table disclosing the total potential profit for each
category of Selling Securityholder.
       Liquidity and Capital Resources, page 150

   2. We note your statement on page 150 that you "expect to use proceeds from the Business
                                                        Combination" to help
fund operations. However, we also note that holders of 99.09% of
 Edward Martucci, Ph.D.
Akili, Inc.
September 27, 2022
Page 2
      Class A ordinary shares exercised their right to redeem those shares in connection with the
      Business Combination. Please revise to disclose the amount of proceeds remaining after the redemptions that will be used to fund operations. In this regard, we note your disclosure at the bottom of the page that the company received $133.3 million in net proceeds after the reduction of transaction related expenses and "other costs paid at
      Closing", although it is unclear if this amount is before or after redemptions were paid.
       Please contact Doris Stacey Gama at 202-551-3188 or Laura Crotty at 202-551-7614 with any questions.



                                                           Sincerely,
FirstName LastNameEdward Martucci, Ph.D.
                                                           Division of
Corporation Finance
Comapany NameAkili, Inc.
                                                           Office of Life
Sciences
September 27, 2022 Page 2
cc:       Dan Espinoza, Esq.
FirstName LastName